# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Antares Private Credit Fund, CIK 0001976336
CUSIP: 036643302
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: 320 South Canal Street, Ste 4200, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 02/12/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (39.36% of the class)
- CPPIB Credit BDC Canada Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,000,000; sole dispositive power 0; shared dispositive power 10,000,000; aggregate amount beneficially owned 10,000,000 (39.36% of the class)

## Item 1. Issuer
Name of issuer: Antares Private Credit Fund
Address of issuer's principal executive offices: 320 South Canal Street, Ste 4200 Chicago, IL, 60606

## Item 2. Person Filing
Name of person filing:
Canada Pension Plan Investment Board

CPPIB Credit BDC Canada Inc.
Address of principal business office or, if none, residence:
Canada Pension Plan Investment Board
One Queen Street East, Suite 2500
Toronto, Ontario M5C 2W5 Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class: See Item 11 on page 2.
Sole power to vote or to direct the vote: See Item 5 on page 2.
Shared power to vote or to direct the vote: See Item 6 on page 2.
Sole power to dispose or to direct the disposition: See Item 7 on page 2.
Shared power to dispose or to direct the disposition: See Item 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Canada Pension Plan Investment Board: /s/ Pierre Abinakle, Pierre Abinakle, Managing Director, Head of Enterprise Legal (02/12/2025)
- CPPIB Credit BDC Canada Inc.: /s/ Pierre Abinakle, Pierre Abinakle, Secretary (02/12/2025)